Exhibit 16.1


[PACKER THOMAS LETTERHEAD]


May 27, 2005


Mr. William L. Tuorto
Wastech, Inc.
3 Broad Street, Suite 300
Charleston, SC 29401

Dear Bill:

This letter is to inform you that we must formally end our relationship with you as your independent auditors as of May 27, 2005. As you know, we were engaged only to audit the financial statements, prepare Form 10-K and Corporate Tax Returns of Corporate Vision, Inc. (now known as Wastech, Inc.) for the year ended December 31, 2002. We have not provided any further audit or tax services to Wastech, Inc.

Our reason for disengaging at this time is as follows:

     Unpaid fees, as shown on the attached statement of account. As we mentioned to you during the conversations we had on several occasions, we were unable to proceed with your audit until the payment was received.

Very truly yours,

PACKER THOMAS

/s/ Phillip B. Dennison

Phillip B. Dennison, CPA
Principal


Enclosure